SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-62773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

Report of Independent Certified Public Accountants

Plan Administrator and Trustee

ITC^ Deltacom, Inc. Employee Profit Sharing and

401(k) Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    BDO SEIDMAN, LLP

Atlanta, Georgia

June 30, 2003

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN, LLP AND IT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN, LLP. ARTHUR ANDERSEN, LLP HAS NOT CONSENTED TO ITS INCORPORATION BY REFERENCE INTO ITC^DELTACOM, INC.’S PREVIOUSLY FILED REGISTRATION STATEMENTS FILE NOS: 333-62773, AND 333-49034. THEREFORE, AN INVESTOR’S ABILITY TO RECOVER ANY POTENTIAL DAMAGE MAY BE LIMITED.

Report Of Independent Public Accountants

To the ITC^DeltaCom, Inc. Employee Profit Sharing

and 401(k) Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of ITC^DELTACOM, INC. EMPLOYEE PROFIT SHARING AND 401(k) PLAN as of December 31, 2001 and 2000* and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000* and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year)* is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    ARTHUR ANDERSEN LLP

Atlanta, Georgia

April 27, 2002

*	The 2000 Statement of Net Assets Available for Benefits, and the Schedule of Assets Held as of December 31, 2001, are not required to be present in the 2002 Audited Financial Statements.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Statements of Net Assets Available of Benefits

December 31,	2002	2001
Assets
Investments, at fair market value
Pooled separate accounts	$13,023,126	$13,463,025
Pooled separate account/fixed fund	680,187	339,970
ITC^Deltacom, Inc. common stock	259,204	1,032,167
Participant loans	555,663	562,219

Total investments	14,518,180	15,397,381

Receivables – other	—	44,186

Liabilities
Accounts payable – other	—	(9,980)

Net assets available for benefits	$14,518,180	$15,431,587

See accompanying independent auditors’ report and notes to financial statements.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

December 31,	2002	2001
Additions
Contributions:
Participant contributions	$3,892,900	$4,582,410
Employer contributions	2,019,004	2,221,839
Rollover contributions	—	870,894

Total contributions	5,911,904	7,675,143

Net appreciation (depreciation) in fair market value of:
Pooled separate accounts	(2,872,759)	(1,779,955)
ITC^Deltacom, Inc. common stock	(1,497,589)	(2,943,425)

	(4,370,348)	(4,723,380)

Interest income from participant loans	48,919	43,138
Total additions	1,590,475	2,994,901

Deductions
Benefits paid to participants Administrative fees	2,478,529 25,353	2,182,298 —
Other deductions	—	7,790

Total deductions	2,503,882	2,190,088

Net (decrease) increase	(913,407)	804,813
Net assets available for benefits, beginning of year	15,431,587	14,626,774

Net assets available for benefits, end of year	$14,518,180	$15,431,587

See accompanying independent auditors’ report and notes to financial statements.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of the ITC^Deltacom, Inc. Employee Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.      General – The Plan is a defined contribution plan covering all employees of ITC^Deltacom, Inc. (the “Company”), who are age twenty-one or older and have completed 500 hours or six months of service, as defined in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

b.      Contributions – For the years ended December 31, 2002 and 2001, participants may contribute up to 25 percent and 15 percent, respectively, of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirty-four pooled separate accounts, one fixed fund, and ITC^Deltacom, Inc. common stock as investment options for participants. The Company, at its discretion, may make matching contributions. For the Plan years ended December 31, 2002 and 2001, the Company matched 100 percent of the first 2 percent of base compensation that a participant contributed to the Plan, and 50 percent of the next 4 percent of base compensation thereafter. The Company may also make additional discretionary profit-sharing contributions, as determined by the Company’s Board of Directors each year. A participant must be an active employee on the last day of the plan year and have completed 1,000 hours of service during the plan year to receive a discretionary profit-sharing contribution. For the years ended December 31, 2002 and 2001, no such profit-sharing contribution was made. Contributions are subject to certain limitations.

c.      Participant Accounts – Each participant’s account is credited with the participant’s contributions, any Company discretionary matching or profit-sharing contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.      Vesting – Participants are immediately vested in their contributions

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Participants vest over a five year period beginning with 40 percent in year two and twenty percent each year thereafter.

e.      Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.25 percent to 11.50 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.       Payment of Benefits – On termination of service due to death, disability, retirement or separation from service, a participant may elect to receive their benefits as either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in the form of installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.      Forfeitures – Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures were not material to the 2002 financial statements. For the year ended December 31, 2001, the Company utilized $142,870 in forfeitures to reduce Company contributions.

h.      Administrative Expenses – In general, the majority of the administrative expenses are paid by the Company. Administrative expenses paid by the Plan are related to the investment of Plan assets.

2. Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

	Management Estimates

The preparation of financial statements in conformity with
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported
amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the
reported period. Actual results could differ from those
estimates.

	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value based on the quoted market prices of the underlying mutual funds in the pooled separate accounts and fixed fund. Investments in the
Company’s common stock are stated at fair market value, based on the quoted market price. Participant loans are valued at cost which approximates fair market value.

	Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	Payment of Benefits

	Benefits are recorded when paid.

3. Investments	The fair market value of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	December 31,	2002	2001
	Nationwide Life Insurance Company
	Pooled Separate Accounts:
	Dreyfus S&P 500 Index Fund	$1,253,279	$1,259,813
	Fidelity Magellan Fund	1,511,132	1,868,897
	Fidelity Puritan Fund	1,054,201	1,054,201
	Janus Twenty Fund	930,160	1,043,208
	Janus Worldwide Fund	1,240,616	1,607,508
	American Century Ultra Fund	1,074,335	1,347,834
	ITC^DeltaCom, Inc. Common Stock	259,204	1,032,167

ITC^Deltacom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

4.	Related Party Transactions	Certain Plan investments are shares of pooled separate accounts managed by Nationwide Life Insurance Company. Nationwide Life Insurance Company is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest.

The Plan offers ITC^Deltacom, Inc. common stock as an investment option to participants. ITC^Deltacom, Inc. is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Bankruptcy of Plan Sponsor	During the plan year ended December 31, 2002, the Plan sponsor filed for relief under Chapter 11 of the Bankruptcy Code, and, successfully emerged from bankruptcy in October of 2002 with a confirmed amended plan of reorganization. As a result, the value of the Company’s common stock significantly decreased in value from 2001.

SUPPLEMENTAL SCHEDULE

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

*	Nationwide Life Insurance Company	VK UIF US Real Estate Portfolio—Pooled Separate Account	a	$287,185

*	Nationwide Life Insurance Company	Bank of America Indexed Fixed Fund—Pooled Separate Account	a	680,187

*	Nationwide Life Insurance Company	Gartmore Aggressive Fund—Pooled Separate Account	a	20,884

*	Nationwide Life Insurance Company	Gartmore Conservative Fund—Pooled Separate Account	a	9,466

*	Nationwide Life Insurance Company	Gartmore Moderate Aggressive Fund—Pooled Separate Account	a	46,187

*	Nationwide Life Insurance Company	Gartmore Moderate Conservative Fund—Pooled Separate Account	a	8,959

*	Nationwide Life Insurance Company	Gartmore Moderate Fund—Pooled Separate Account	a	16,313

*	Nationwide Life Insurance Company	Dreyfus Premium Core Value Fund—Pooled Separate Account	a	39,897

*	Nationwide Life Insurance Company	Dreyfus S&P 500 Index Fund—Pooled Separate Account	a	1,253,279

*	Nationwide Life Insurance Company	Fidelity Advanced High Yield Fund—Pooled Separate Account	a	28,317

*	Nationwide Life Insurance Company	Fidelity Asset Manager—Pooled Separate Account	a	215,619

*	Nationwide Life Insurance Company	Fidelity VIP Equity Income Portfolio—Pooled Separate Account	a	611,039

*	Nationwide Life Insurance Company	Fidelity Magellan Fund—Pooled Separate Account	a	1,511,132

*	Nationwide Life Insurance Company	Fidelity Puritan Fund—Pooled Separate Account	a	1,054,201

*	Nationwide Life Insurance Company	Gartmore Money Market Fund—Pooled Separate Account	a	265,020

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

*	Nationwide Life Insurance Company	Janus Fund—Pooled Separate Account	a	675,326

*	Nationwide Life Insurance Company	Janus Twenty Fund—Pooled Separate Account	a	930,160

*	Nationwide Life Insurance Company	Janus Worldwide Fund—Pooled Separate Account	a	1,240,616

*	Nationwide Life Insurance Company	Neuberger & Berman Guardian Fund—Pooled Separate Account	a	420,079

*	Nationwide Life Insurance Company	Neuberger & Berman Genesis Fund—Pooled Separate Account	a	242,863

*	Nationwide Life Insurance Company	Gartmore Nationwide Fund—Pooled Separate Account	a	56,686

*	Nationwide Life Insurance Company	Neuberger & Berman Partners Fund—Pooled Separate Account	a	234,090

*	Nationwide Life Insurance Company	Oppenheimer Bond Fund—Pooled Separate Account	a	653,669

*	Nationwide Life Insurance Company	Oppenheimer Capital Appreciation Fund—Pooled Separate Account	a	22,011

*	Nationwide Life Insurance Company	PIMCO Total Return Fund—Pooled Separate Account	a	359,518

*	Nationwide Life Insurance Company	Oppenheimer Global Fund—Pooled Separate Account	a	681,829

*	Nationwide Life Insurance Company	Oppenheimer Stategic Income Fund—Pooled Separate Account	a	67,662

*	Nationwide Life Insurance Company	GVIT Small Company Income Fund—Pooled Separate Account	a	388,228

*	Nationwide Life Insurance Company	American Century Ultra Fund—Pooled Separate Account	a	1,074,335

*	Nationwide Life Insurance	Temp Foreign Fund—Pooled

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

	Company	Separate Account	a	210,574

*	Nationwide Life Insurance Company	Frank MSF MutShrs Fund—Pooled Separate Account	a	48,520

*	Nationwide Life Insurance Company	Frank Small/Mid Cap Growth Fund—Pooled Separate Account	a	35,794

*	Nationwide Life Insurance Company	American Century Short Term Bond Fund—Pooled Separate Account	a	292,610

*	Nationwide Life Insurance Company	Invesco Small Com Growth Fund—Pooled Separate Account	a	10,628

*	Nationwide Life Insurance Company	CreditSuisse Fixed Income Fund—Pooled Separate Account	a	10,430

*	Participant Loans	113 loans with interest rates ranging from 6.25% to 11.50%	—	555,663

*	ITC^DeltaCom, Inc.	85,530 shares, Common stock	a	259,204

				$14,518,180

*Party-in-interest

a - The cost of participant-directed investments is not required to be disclosed.

Exhibits

The following exhibits are attached to this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit

23	Consent of BDO Seidman, LLP, Independent Certified Public Accountants.
99	Written Statements Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITC^DELTACOM, INC. Employee Profit Sharing and 401(k) Plan

	By:	ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee (Plan Administrator)

Dated: July 14, 2003	By:	/s/ J. THOMAS MULLIS
J. Thomas Mullis Authorized Signatory

Exhibit Index

Exhibit Number	Description of Exhibit

23	Consent of BDO Seidman, LLP, Independent Certified Public Accountants.
99	Written Statements Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).